UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal semiannual period ended June 30, 2026

Fundrise Balanced eREIT II, LLC

(Exact name of issuer as specified in its charter)

Delaware	84-4465115
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of Principal Executive Offices)	(Zip Code)

(202) 584-0550

Issuer's telephone number, including area code

Item 1. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited financial statements and the related notes thereto contained in this Semiannual Report on Form 1-SA (“Semiannual Report”). The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the Statements Regarding Forward Looking Information contained in our latest offering circular (our “Offering Circular”) qualified by the Securities and Exchange Commission (“SEC”), which may be accessed here (beginning on page 74) and may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”). Except as otherwise required by the U.S. federal securities laws, we disclaim any obligations or undertaking to publicly release any updates or revisions to any forward-looking statement to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The use of the terms “Fundrise Balanced eREIT II”, the “Company”, “we”, “us” or “our” in this Semiannual Report refer to Fundrise Balanced eREIT II, LLC unless the context indicates otherwise.

Unless otherwise indicated, the latest results discussed below are as of June 30, 2026. The financial statements included in this filing as of June 30, 2026 and for the six months ended June 30, 2026 and June 30, 2025 are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make interim statements of operations not misleading.

Business

Fundrise Balanced eREIT II, LLC is a Delaware limited liability company formed on January 28, 2020 to originate, invest in and manage a diversified portfolio primarily consisting of investments in commercial real estate properties and development projects, as well as commercial real estate loans, commercial real estate debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and real estate investment trust (“REIT”) senior unsecured debt) and other select real estate-related assets, where the underlying assets primarily consist of such properties. The use of the terms “Fundrise Balanced eREIT II”, the “Company”, “we”, “us” or “our” in this Semiannual Report refers to Fundrise Balanced eREIT II, LLC unless the context indicates otherwise. Operations substantially commenced on January 13, 2021. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. The Company has one operating and reportable segment consisting of investments in real estate.

As a limited liability company, we have elected to be taxed as a C corporation. The Company has qualified for treatment each year as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), commencing with its taxable year ended December 31, 2021, and intends to continue to operate as such. The Company has one taxable REIT subsidiary (“TRS”), Fundrise MF TRS 1, LLC, which was established on April 1, 2022.

We are externally managed by Fundrise Advisors, LLC (our “Manager”), which is an investment adviser registered with the SEC, and a wholly-owned subsidiary of Rise Companies Corp. (our “Sponsor”), the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates our platform, located at www.fundrise.com (the “Fundrise Platform”), which allows investors to hold interests in opportunities that may have been historically difficult to access. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides investment management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our Offering Circular, which may be accessed here (beginning on page 31) as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares. Other than the below, there have been no material changes in our risk factors from those described in our Offering Circular.

Geopolitical instability, including ongoing conflicts in Iran, and a prolonged period of elevated or rising interest rates could adversely impact our business, financial condition and results of operations.

Geopolitical tensions and armed conflicts, including the ongoing conflicts involving Iran, have increased global economic uncertainty and contributed to volatility in financial markets, energy prices and capital flows. The continuation or escalation of such conflicts, or the expansion of such conflicts into neighboring regions, could disrupt global supply chains, increase inflationary pressures and lead to further instability in credit and equity markets. These developments may negatively impact investor sentiment, reduce capital formation and limit the availability of financing for investments held by the Company.

In addition, central banks, including the Fed, have maintained or may further implement restrictive monetary policies in response to inflation and geopolitical risks. Sustained higher interest rates, or further increases in interest rates, have and may continue to adversely affect real estate values, transaction activity and the availability and cost of debt financing. As disclosed in our Offering Circular, our real estate investments are subject to risks associated with rising interest rates and adverse market conditions. Higher borrowing costs and capitalization rates may reduce property valuations, increase debt service obligations and decrease returns on our investments.

These factors may also reduce demand for real estate, delay or prevent development and refinancing activities, and increase the likelihood of tenant defaults or vacancies across our portfolio. In addition, market volatility and uncertainty may lead to reduced investor demand for our investments or increased redemption activity, which could adversely affect our revenues.

The extent to which geopolitical conflicts and interest rate conditions impact our business will depend on numerous evolving factors, including the duration and severity of such conflicts, governmental and central bank responses, and the resulting effects on global and U.S. economic conditions. Any of the foregoing could materially and adversely affect our business, financial condition and results of operations.

We may incur or guarantee a significant amount of debt, which may subject us to increased risk of loss and could adversely affect our results of operations and financial condition.

Subject to market conditions and availability, we may incur a significant amount of debt. The percentage of leverage we employ will vary depending on our available capital, our ability to obtain and access financing arrangements with lenders, the type of asset we are funding, whether the financing is recourse or non-recourse, debt restrictions contained in those financing arrangements and the lenders’ and rating agencies’ estimate of the stability of our investment portfolio’s cash flow. We may significantly increase the amount of leverage we utilize at any time without approval. In addition, we may leverage individual assets at substantially higher levels. Incurring substantial debt could subject us to many risks that, if realized, would materially and adversely affect us, including the risk that:

•      our cash flow from operations may be insufficient to make required payments of principal of and interest on our debt;

•      our debt may increase our vulnerability to adverse economic conditions with no assurance that investment yields will increase in an amount sufficient to offset the higher financing costs;

•      we may be required to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for operations, future business opportunities, stockholder distributions or other purposes; and

•      we may not be able to refinance any debt that matures prior to the maturity (or realization) of an underlying investment it was used to finance on favorable terms or at all.

There can be no assurance that a leveraging strategy will be successful and may subject us to increased risk of loss and could adversely affect our results of operations and financial condition.

We also currently guarantee certain debt arrangements entered into by MF JV 1, Mezza JV and certain of their wholly owned subsidiaries and may in the future enter into additional guarantee arrangements. These guarantees expose us to the risk that we may be required to satisfy payment or other obligations pursuant to the guarantees, including in connection with covenant violations. As of June 30, 2026 and as of the date of this report, we were not in compliance with a net worth covenant applicable to a loan with outstanding indebtedness of approximately $158.0 million. We are seeking a waiver of the applicable covenant under this loan, but there can be no assurance that the lender will grant the requested waiver on the timing or the terms we desire or at all, or that we will not need to seek additional waivers in the future. As of the date of this report, the lender has not issued a notice of default or exercised any acceleration rights, but there can be no assurance that they will not do so in the future. If a lender accelerates a loan or otherwise exercises its remedies, we may be required to perform under the applicable guarantee, and we do not currently have sufficient cash on hand to satisfy such an obligation. We could therefore be required to obtain financing on unfavorable terms, sell investments or other assets at disadvantageous times or prices, or take other actions that could materially and adversely affect our liquidity, financial condition, or results of operations. There can be no assurance that any of these alternatives will be available to us on acceptable terms, or at all. In addition, an applicable borrower may be required to sell one or more of the properties securing the indebtedness, potentially on an expedited basis or at a price below the price that might otherwise have been obtained. We believe that the assets underlying the loans have a carrying value that would be sufficient to cover the default, but there can be no assurance that that is the case, particularly if the properties are sold on an expedited basis. Additionally, such sales could result in a loss or impairment with respect to our investment or the loss of income generated by the relevant property, and could materially and adversely affect our financial results. See Note 9, Commitments and Contingencies, to the unaudited financial statements for further detail.

Offering Results

We have offered, are offering, and may continue to offer up to $75.0 million in our common shares in any rolling twelve-month period under Regulation A in connection with the Offering. The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. Most recently, on December 16, 2025, the Company qualified up to $75.0 million of additional common shares for sale pursuant to Regulation A (which we refer to as the “Offering”). As of June 30, 2026 and December 31, 2025, we had raised total gross offering proceeds of approximately $59.8 million and $59.5 million, respectively, from settled subscriptions including approximately $1.6 million received in private placements to third parties, and had settled subscriptions in our Offering and separate private placements for an aggregate of approximately 5.4 million of our common shares. Assuming the settlement of all subscriptions received as of June 30, 2026, approximately $74.7 million of our previously qualified common shares remained available for sale to the public (based on our current share price) under the Offering as of June 30, 2026.

We expect to offer common shares in the Offering until we raise the maximum amount permitted based on the maximum number of common shares we are able to qualify under Regulation A at any given time, unless terminated by our Manager at an earlier time. The per share purchase price for our common shares is adjusted at the beginning of each semi-annual period, or such other period as determined by our Manager in its sole discretion, but no less frequently than annually. Our Manager has currently determined to adjust the per share purchase price quarterly (or as soon as commercially reasonable and announced by us thereafter), to be no less than our net asset value (“NAV”) divided by the number of our common shares outstanding as of the end of the prior fiscal quarter (“NAV per share”).

Below is the NAV per share since December 31, 2024, as determined in accordance with our valuation policy. Linked in the table is the relevant Form 1-U detailing each NAV valuation method, incorporated by reference herein.

Date	NAV Per Share	Link
December 31, 2024	$10.76	Form 1-U
March 31, 2025	$10.91	Form 1-U
June 30, 2025	$11.11	Form 1-U
September 30, 2025	$11.12	Form 1-U
December 31, 2025	$11.24	Form 1-U
April 1, 2026	$9.19	Form 1-U
June 30, 2026	$9.10	Form 1-U

Distributions

To maintain our qualification as a REIT, we are required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we expect in the future to declare and pay distributions monthly or quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order for our investors to generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates. However, there may also be times when our Manager elects to reduce our rate of distributions in order to preserve or build up a higher level of liquidity at the Company level.

Any distributions that we make will directly impact our NAV by reducing our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of a shareholder’s investment, the shareholder’s distributions plus the change in NAV per share (either positive or negative) will produce the shareholder’s total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a shareholder’s adjusted tax basis in the shareholder’s shares, and to the extent that it exceeds the shareholder’s adjusted tax basis, it will be treated as a gain resulting from a sale or exchange of such shares.

For further details, please see Note 5, Distributions to the unaudited financial statements.

Redemption Plan

Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity for their investment in our shares. The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a shareholder could obtain liquidity as described in detail in our Offering Circular. Our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

As of June 30, 2026 and December 31, 2025, approximately 3.0 million and 2.6 million common shares, respectively, have been submitted for redemption since operations commenced, and 100% of such redemption requests have been honored. We believe redemptions requested during the six months ended June 30, 2026 are attributable to investor demand to restore and preserve personal liquidity in response to the changes in economic conditions across the broader financial markets.

Sources of Operating Revenues and Cash Flows

We expect to primarily generate cash flows from distributions from investments in equity method investees. We may seek to acquire other investments which generate attractive returns without any leverage. See Note 2, Summary of Significant Accounting Policies, Revenue and Income Recognition, to the unaudited financial statements for further detail.

Results of Operations

For the six months ended June 30, 2026 and 2025, we had total net losses of approximately $1.1 million and $891,000, respectively. Further information on certain changes in our results is as follows:

Expenses

Investment Management Fees – Related Party

For the six months ended June 30, 2026 and 2025, we incurred investment management fees of approximately $126,000 and $161,000, respectively. The decrease in investment management fees is primarily attributable to a decrease in the quarterly average net assets, as the investment management fee is calculated as a percentage of net assets each quarter. The overall decrease in average net assets is primarily attributable to the decline in the fair value of our real estate investments period over period.

General and Administrative Expenses

For the six months ended June 30, 2026 and 2025, we incurred general and administrative expenses of approximately $159,000 and $201,000, respectively, which includes tax and professional fees, bank fees, and other costs associated with operating our business. The decrease in general and administrative costs is primarily attributable to decreased audit, tax and professional services expenses for the six months ended June 30, 2026 as compared to the corresponding period in 2025.

Other Income (Expenses)

Equity in Losses

For the six months ended June 30, 2026 and 2025, we had equity in losses of approximately $704,000 and $627,000, respectively, from our equity method investments. The increase in equity in losses is primarily attributable to losses recognized on the equity method investment acquired on December 10, 2025. For more information, see Note 3, Investments in Equity Method Investees.

Interest Income – Related Party

For the six months ended June 30, 2026 and 2025, we earned interest income on related party debt of $0 and approximately $46,000, respectively. The decrease in interest income is primarily attributable to the repayment of the promissory note issued to National Lending, LLC (“National Lending”) during the six months ended June 30, 2025. No subsequent loans were issued thereafter. See Note 7, Related Party Arrangements, for further information regarding National Lending.

Interest Expense – Related Party

For the six months ended June 30, 2026 and 2025, we incurred interest expense on related party debt of approximately $191,000 and $14,000, respectively. The increase in interest expense is primarily attributable to a higher average principal balance outstanding on two related party notes payable to National Lending. See Note 7, Related Party Arrangements, for further information regarding National Lending.

Our Investments

The following tables summarize the investments held during the period from January 1, 2025 through June 30, 2026. See “Recent Developments” for a description of any investments we have made since June 30, 2026. Note that the use of the term “controlled subsidiary” is not intended to conform with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Real Property Controlled Subsidiaries (Joint Venture Investments)	Location	Type of Property	Number of Units (1)	Date of Acquisition	Initial Purchase Price (2)	Overview (Form 1-U)
Williamson Overlook Controlled Subsidiary(3)	Georgetown, TX	Multifamily Rental	270	03/05/2021	$2,500,000	Initial	Update
Starkey Ranch Controlled Subsidiary(3)	Odessa, FL	Multifamily Rental	384	03/10/2021	$4,265,000	Initial	Update
Lake Shadow Controlled Subsidiary(3)	Maitland, FL	Multifamily Rental	300	06/02/2021	$3,995,000	Initial	Update
North Charleston Controlled Subsidiary(3)	North Charleston, SC	Multifamily Rental	276	07/29/2021	$2,569,000	Initial	N/A
Heron Bay Controlled Subsidiary(3)	Locust Grove, GA	Land	N/A	10/19/2021	$635,000	Initial	N/A
Woodlands Controlled Subsidiary(3)	The Woodlands, TX	Single Family Rental	171	10/29/2021	$2,670,000	Initial	Update
Vegas Controlled Subsidiary(3)	North Las Vegas, NV	Multifamily Rental	185	02/25/2022	$3,958,000	Initial	Update
Myrtle Controlled Subsidiary(3)	Myrtle Beach, SC	Single Family Rental	130	06/30/2022	$2,747,500	Initial	N/A
RSE Mezza Controlled Subsidiary(4)	Jacksonville, FL	Multifamily	440	12/10/2025	$1,380,000	N/A	N/A

(1)	Number of Units refers to the total number of units or homes acquired or anticipated to be acquired in tranches. The Number of Units are presented as of the date of acquisition, and have not been subsequently updated.

(2)	Purchase Price refers to the total price paid by us at closing for our pro rata share of the equity in the controlled subsidiary.

(3)	Multifamily real estate investment acquired by the Company through our investment in Fundrise MF JV 1, LLC (“MF JV 1”), which we also refer to as a “Co-Investment Arrangement”, a joint venture between the Company and Fundrise Real Estate Interval Fund, LLC (the “Fundrise Interval Fund”). The ownership percentages of the investment in MF JV 1 for the Company and the Fundrise Interval Fund are 10% and 90%, respectively. The Company’s Co-Investment Arrangement is accounted for under the equity method of accounting.

(4)	On December 10, 2025, the Company acquired a 5.1% limited partnership interest in the RSE Mezza Controlled Subsidiary (“Mezza JV LP”) from an affiliated eREIT. The Company transferred cash consideration of approximately $1.4 million and in return acquired and assumed a pro rata share of all related obligations, rights, and interests of the joint venture. The remaining ownership percentage of 94.9% is held by other eREITs and Funds affiliated with our Manager.

As of June 30, 2026, the Company’s investments in companies that are accounted for under the equity method of accounting also included the initial and subsequent contributions to National Lending in exchange for ownership interests. See Note 7, Related Party Arrangements to the unaudited financial statements for further information regarding National Lending and the Co-Investment Arrangement.

Liquidity and Capital Resources

We obtain the capital to fund our investment activities and operating expenses from secured or unsecured financings from banks, our Offering, cash flow from operations, net proceeds from asset repayments and sales, and other financing transactions. We use our capital to originate, invest in and manage a diversified portfolio of real estate investments and fund our operations. Our material cash requirements are primarily (i) funding new investments as opportunities arise, (ii) ordinary-course operating expenses and capital expenditures, and (iii) debt service. As of June 30, 2026, we had no unfunded commitments and have not identified any material capital expenditure requirements over the next twelve months.

As of June 30, 2026, we had approximately $4.6 million in cash and cash equivalents and had deployed approximately $65.3 million in three investments. The Company has a continuous funding commitment to maintain a total contribution amount of 5% of its assets under management to National Lending. As of June 30, 2026, the Company has satisfied this requirement and had no unfunded capital commitment related to this obligation.

During the six months ended June 30, 2026 and 2025, the Company experienced net cash outflows related to redemptions during the periods. The Company believes that its existing cash on hand, ongoing capital-raising activities through its Offering, distributions from investments, and access to financing arrangements, including with National Lending, will provide sufficient liquidity to meet its obligations and fund operations for at least the next 12 months.

Additionally, as of June 30, 2026, the Company was not in compliance with the net worth covenant applicable to a debt arrangement with an outstanding indebtedness of approximately $158.0 million. The Company is in communication with the lender regarding a potential waiver of this covenant violation. As of September 25, 2026, no waiver had been executed, and the lender had not issued notices of default or exercised any remedies thereunder. Management has evaluated the Company's ability to meet its obligations and believes its available and expected resources will be adequate to do so over the next twelve months following the issuance of these financial statements.

We may selectively employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. We have outstanding unsecured Company level debt of $11.7 million and $9.7 million as of September 25, 2026 and June 30, 2026, respectively, exclusive of any debt secured by the real property of our unconsolidated investments. This amount does not include any debt secured by the real property of our unconsolidated joint venture(s). Our targeted portfolio-wide leverage is between 50-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During periods when we are growing our portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the portfolio) in order to quickly build a diversified portfolio of assets. We will seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost effective basis. To the extent a higher level of leverage is employed, it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time-to-time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. It is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

We seek to manage liquidity and capital resources to support our long-term investment strategy. Our ability to grow and diversify our portfolio is influenced, in part, by our ability to raise additional capital through the issuance of common shares. To the extent capital raising activity is lower than anticipated, the pace of new investments and portfolio diversification may be reduced. In addition, because we incur certain fixed operating expenses, slower capital growth could increase such expenses as a percentage of gross income and may affect the level of distributions over time.

Key Factors We Expect to Impact Our Future Performance

Interest Rates

Rates remained unchanged in the first half of 2026; however, at its September 2026 meeting, the Federal Reserve (the “Fed”) raised its benchmark interest rate by 25 basis points, and its updated projections indicate the possibility of an additional increase in 2026. Real estate markets have faced persistent challenges following the Fed’s interest rate increases beginning in March 2022. Continued elevated interest rates, or further increases in interest rates, may adversely affect real estate values and returns on our real estate investments.

Off-Balance Sheet Arrangements

As of June 30, 2026 and December 31, 2025, the Company's off-balance sheet arrangements consist of guarantee obligations related to loans secured in part by properties owned through unconsolidated equity method investees. For a description of these guarantee obligations, including the nature, maximum potential future payments, and conditions for termination, see Note 9, Commitments and Contingencies, to the unaudited financial statements for further detail.

Recent Developments

Status of our Offering

As of September 25, 2026, the Company has issued approximately 5,456,000 common shares for gross offering proceeds of approximately $60.0 million, which included any private placements to third parties.

National Lending

On July 31, 2026, National Lending issued a new promissory note to the Company for a total maximum principal amount of $1.0 million. The note bears a 5.0% interest rate per annum and matures on July 31, 2027. As of September 25, 2026, the Company has drawn $500,000 of principal.

On July 31, 2026, the Company made a draw of $1.4 million on the “2026 - F” National Lending promissory note.

Item 2. Other Information

None.

Item 3. Financial Statements

Fundrise Balanced eREIT II, LLC

Balance Sheets

(Amounts in thousands, except share data)

	As of
	June 30, 2026 (unaudited)	As of December 31, 2025
ASSETS
Cash and cash equivalents	$4,594	$4,635
Other assets	14	14
Investments in equity method investees	21,861	22,644
Total Assets	$26,469	$27,293

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$107	$124
Settling subscriptions	2	2
Due to related party	56	74
Distributions payable	18	20
Redemptions payable	1,617	1,438
Notes payable - related party	9,689	5,401
Total Liabilities	11,489	7,059

Commitments and Contingencies (Note 9)

Members’ Equity:
Common shares, net of redemptions; unlimited shares authorized; 5,441,685 and 5,407,568 shares issued and 2,435,442 and 2,828,377 shares outstanding as of June 30, 2026 and December 31, 2025, respectively	26,568	30,682
Accumulated deficit and cumulative distributions	(11,588)	(10,448)
Total Members’ Equity	14,980	20,234
Total Liabilities and Members’ Equity	$26,469	$27,293

The accompanying notes are an integral part of these financial statements.

Fundrise Balanced eREIT II, LLC

Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Six Months Ended June 30, 2026 (unaudited)	For the Six Months Ended June 30, 2025 (unaudited)
Revenue
Other revenue	$–	$–
Total revenue	–	–

Expenses
General and administrative expenses	159	201
Investment management fees - related party	126	161
Total expenses	285	362

Other income (expenses)
Equity in losses	(704)	(627)
Dividend income	74	66
Interest income - related party	–	46
Interest expense - related party	(191)	(14)
Total other income (expenses)	(821)	(529)

Net loss	$(1,106)	$(891)

Net loss per basic and diluted common share	$(0.41)	$(0.27)
Weighted average number of common shares outstanding, basic and diluted	2,715,198	3,351,297

The accompanying notes are an integral part of these financial statements.

Fundrise Balanced eREIT II, LLC

Statements of Members’ Equity

(Amounts in thousands, except share data)

	Common Shares			Total Members’
	Shares	Amount	Accumulated Deficit	Equity
December 31, 2025	2,828,377	$30,682	$(10,448)	$20,234
Proceeds from issuance of common shares	34,117	341	–	341
Offering costs	–	(58)	–	(58)
Distributions declared on common shares	–	–	(34)	(34)
Redemptions of common shares	(427,052)	(4,397)	–	(4,397)
Net loss	–	–	(1,106)	(1,106)
June 30, 2026 (unaudited)	2,435,442	$26,568	$(11,588)	$14,980

	Common Shares			Total Members'
	Shares	Amount	Accumulated Deficit	Equity
December 31, 2024	3,429,251	$37,333	$(8,581)	$28,752
Proceeds from issuance of common shares	–	–	–	–
Offering costs	–	(1)	–	(1)
Distributions declared on common shares	–	–	(41)	(41)
Redemptions of common shares	(321,226)	(3,447)	–	(3,447)
Net loss	–	–	(891)	(891)
June 30, 2025 (unaudited)	3,108,025	$33,885	$(9,513)	$24,372

The accompanying notes are an integral part of these financial statements.

Fundrise Balanced eREIT II, LLC

Statements of Cash Flows

(Amounts in thousands)

	For the Six Months Ended June 30, 2026 (unaudited)	For the Six Months Ended June 30, 2025 (unaudited)
OPERATING ACTIVITIES:
Net loss	$(1,106)	$(891)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Equity in losses	704	627
Changes in assets and liabilities:
Net (increase) decrease in other assets	–	2
Net increase (decrease) in accounts payable and accrued expenses	(17)	5
Net increase (decrease) in due to related party	68	12
Net cash used in operating activities	(351)	(245)
INVESTING ACTIVITIES:
Issuance of note receivable - related party	–	(10,800)
Repayment of note receivable - related party	–	10,800
Investment in equity method investees	(244)	(8,130)
Return of investment from equity method investees	323	7,825
Net cash provided by (used in) investing activities	79	(305)
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	339	–
Proceeds from notes payable - related party	4,200	3,100
Repayment of notes payable - related party	–	(1,000)
Proceeds from settling subscriptions	2	–
Redemptions paid	(4,218)	(3,256)
Distributions paid	(36)	(43)
Reimbursements to related party	–	(1)
Offering costs paid	(56)	(1)
Net cash provided by (used in) financing activities	231	(1,201)

Net decrease in cash and cash equivalents	(41)	(1,751)
Cash and cash equivalents, beginning of period	4,635	8,992
Cash and cash equivalents, end of period	$4,594	$7,241

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:
Non-cash extinguishment and re-issuance of debt	$7,000	$–
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid - related party notes	$102	$4

The accompanying notes are an integral part of these financial statements.

Fundrise Balanced eREIT II, LLC

Notes to the Financial Statements (unaudited)

1.	Formation and Organization

Fundrise Balanced eREIT II, LLC (the “Company”) was formed on January 28, 2020, as a Delaware limited liability company and substantially commenced operations on January 13, 2021. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise Balanced eREIT II, LLC except where the context otherwise requires.

The Company has one operating and reportable segment consisting of investments in real estate. The Company was organized primarily to originate, invest in and manage a diversified portfolio of commercial real estate properties and development projects, as well as commercial real estate loans, commercial real estate debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and REIT senior unsecured debt) and other real estate-related assets, where the underlying assets primarily consist of such properties. The Company may make its investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes beginning with the year ended December 31, 2021. The Company has one taxable real estate investment trust subsidiary (“TRS”), Fundrise MF TRS 1, LLC, which was formed with an effective date of April 1, 2022.

The Company’s initial and subsequent offering of its common shares (the “Offering(s)”) has been conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. A maximum of $75.0 million of the Company’s common shares may be sold to the public in its Offering in any given twelve-month period. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares. The Company qualified approximately $75.0 million of additional common shares on December 16, 2025, which represents the value of shares available to be offered as of the date of its most recent offering circular out of the rolling 12-month maximum offering amount of $75.0 million.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC. The Company has no items of other comprehensive income or loss in any period presented.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2025 balance sheet and certain related disclosures are derived from the Company’s December 31, 2025 audited financial statements. These interim financial statements should be read in conjunction with the Company’s financial statements and notes thereto included in the Company’s annual report, which was filed with the SEC. The financial statements as of June 30, 2026 and for the six months ended June 30, 2026 and 2025, and certain related notes, are unaudited, have not been reviewed, and may not include year-end adjustments to make those financial statements comparable to audited results.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights. As of June 30, 2026 and December 31, 2025, the Company has identified Mezza JV LP (the parent entity of the Mezza Controlled Subsidiary) as a VIE; however, we are not the primary beneficiary and therefore account for our investment under the equity method of accounting.

Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash equivalents consist of money market funds as of June 30, 2026 and December 31, 2025.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Loss per Share

Basic loss per share is calculated on the basis of the weighted-average number of common shares outstanding during the year. Basic loss per share is computed by dividing loss available to members by the weighted-average common shares outstanding during the year. Diluted net loss per common share equals basic net loss per common share as there were no potentially dilutive securities outstanding during the six months ended June 30, 2026 and 2025.

Offering Costs

Offering costs represent costs incurred by the Company in the qualification of the Offering and the marketing and distribution of common shares, and include, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees.

Settling Subscriptions

Settling subscriptions presented on the balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a voting interest entity and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment is originally recorded at cost and adjusted for contributions, distributions, basis difference, and to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee.

Distributions received from an equity method investee are recognized as a reduction in the carrying amount of the investment. If distributions are received from an equity method investee that would reduce the carrying amount of an equity method investment below zero, the Company evaluates the facts and circumstances of the distributions to determine the appropriate accounting for the excess distribution, including an evaluation of the source of the proceeds and implicit or explicit commitments to fund the equity method investee. The excess distribution is either recorded as a gain from equity method investee, or in instances where the source of proceeds is from financing activities or the Company has a significant commitment to fund the investee, the excess distribution would result in an equity method liability and the Company would continue to record its share of the equity method investee’s earnings and losses. When the Company does not have a significant requirement to contribute additional capital over and above the original capital commitment and the carrying value of the investment in the unconsolidated venture is reduced to zero, the Company discontinues applying the equity method of accounting unless the venture has an expectation of an imminent return to profitability. If the venture subsequently reports net income, the equity method of accounting is resumed only after the Company’s share of that net income equals the share of net losses or distributions not recognized during the period the equity method was suspended.

With regard to distributions from equity method investees, we utilize the cumulative earnings approach to determine whether distributions from equity method investments are returns on investment (cash inflow from operating activities) or returns of investment (cash inflow from investing activities). Using the cumulative earnings approach, the Company compares cumulative distributions received for each investment, less distributions received in prior periods that were determined to be returns of investment, with the Company’s cumulative equity in earnings. Generally, cumulative distributions received that do not exceed cumulative equity in earnings represent returns on investment and cumulative distributions received in excess of the cumulative equity in earnings represent returns of investment.

The Company evaluates its investment in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined that an impairment exists and is other than temporary, then the Company estimates the fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for the six months ended June 30, 2026 and 2025.

Share Redemptions

Share repurchases are recorded as a reduction to Common Shares under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a member could obtain liquidity as described in detail in our Offering Circular. In the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on our website to disclose such amendment.

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. The Company has elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, and has operated as such, commencing with the taxable year ending December 31, 2021. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with U.S. GAAP). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying dividends to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying financial statements during the six months ended June 30, 2026 and 2025. No gross deferred tax assets or liabilities have been recorded as of June 30, 2026 or December 31, 2025.

As of June 30, 2026, the tax period for the taxable year ending December 31, 2022 and all tax periods following remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation. For the open tax periods, the Company has no uncertain tax positions that would require recognition in the financial statements.

Revenue and Income Recognition

Interest income is recognized on an accrual basis and consists of interest earned on the promissory notes the Company extended to National Lending, LLC (“National Lending”).

Dividend income is recorded on the ex-dividend date, while periodic cash flow distributions from equity method investments are recognized when declared. Dividend income is recognized on an accrual basis and consists of dividends earned through our cash sweep bank account.

Recent Accounting Pronouncements

In December 2025, the FASB issued Accounting Standards Update ("ASU") 2025-12, Codification Improvements, which clarifies, corrects, and makes minor improvements across U.S. GAAP. The standard is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2026, with early adoption permitted. The Company is evaluating the standard to determine its impact on the Company’s disclosures.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270), which improves the navigability of interim reporting guidance in Topic 270. The ASU does not expand or reduce interim disclosure requirements, but instead clarifies when Topic 270 applies, what constitutes interim financial statements prepared in accordance with U.S. GAAP, and which disclosures are required at interim dates. The standard is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2027, with early adoption permitted. The Company is evaluating the standard to determine its impact on the Company’s disclosures.

In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810), which amends existing guidance for determining the accounting acquirer in a transaction primarily effected through the exchange of equity interests in which the legal acquiree is a VIE that meets the definition of a business. The standard is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2026, with early adoption permitted. The Company is evaluating the standard to determine its impact on the Company’s disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income (Topic 220): Expense Disaggregation Disclosures, which requires disclosure within the notes to the financial statements of specified expense categories as well as qualitative descriptions for amounts not disaggregated quantitatively within expense captions on the income statement. The standard is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is evaluating the standard to determine its impact on the Company’s disclosures.

3.	Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Six Months Ended June 30, 2026	For the Year ended December 31, 2025
Beginning balance	$22,644	$21,575
Additional investments in equity method investees(1)	244	12,740
Distributions from equity method investees	(323)	(10,477)
Equity in losses of equity method investees	(704)	(1,194)
Ending balance	$21,861	$22,644

(1)	On December 10, 2025, the Company acquired a 5.1% limited partnership interest in Mezza JV LP (“Mezza JV”) from an affiliated eREIT. The Company transferred cash consideration of approximately $1.4 million for its ownership interest in the joint venture. The remaining ownership percentage of 94.9% is held by other eREITs and Funds affiliated with our Manager.

As of June 30, 2026 and December 31, 2025, the Company’s investments in companies that are accounted for under the equity method of accounting consist of the following (dollar amounts in thousands):

Investments in Equity Method Investees	Number of Investments	Number of Properties	Company's Ownership Interest	Carrying value as of June 30, 2026	Carrying value as of December 31, 2025
Real estate equity method investments (1)	3	9	4.7% - 10.0%	$21,861	$22,644
Total	3	9		$21,861	$22,644

(1)	As of June 30, 2026 and December 31, 2025, the carrying value includes approximately $17.8 million and $18.7 million, respectively, from investments in two joint ventures formed by the Company and other affiliated entities, and approximately $4.1 million and $4.0 million, respectively related to the Company's investment in National Lending, as further described in Note 7, Related Party Arrangements.

The condensed financial position and results of operations of the Company’s equity method investments for the periods presented are summarized below (amounts in thousands):

Condensed balance sheet information:	As of June 30, 2026	As of December 31, 2025
Real estate assets, net	$458,661	$416,951
Other assets (1)	102,097	148,071
Total assets	$560,758	$565,022

Credit facilities	$157,999	$155,152
Mortgage notes payable, net	146,640	95,931
Other liabilities (2)	6,934	55,766
Equity	249,185	258,173
Total liabilities and equity	$560,758	$565,022
Company's equity investment, net	$21,861	$22,644

(1)	As of June 30, 2026 and December 31, 2025, approximately $75.7 million and $134.4 million of “Other assets” are promissory notes receivable from other eREITs held by the Company’s equity method investment in National Lending, respectively. See Note 7, Related Party Arrangements for further information regarding National Lending.

(2)	As of June 30, 2026 and December 31, 2025, $0 and approximately $49.4 million of “Other liabilities” represent promissory notes issued from affiliated entities to National Lending, respectively. See Note 7, Related Party Arrangements for further information regarding National Lending.

Condensed income statement information:	For the Six Months Ended June 30, 2026	For the Six Months Ended June 30, 2025
Total revenue	$25,160	$22,880
Total expenses	35,281	27,815
Net losses	$(10,121)	$(4,935)
Company's equity in losses of investee	$(704)	$(627)

The Company is a guarantor to various debt arrangements entered into by MF JV 1, Mezza JV, and certain of their wholly-owned subsidiaries, entered into for purposes of securing financing on existing real estate properties and future real estate property acquisitions. See Note 9, Commitments and Contingencies, for further information regarding these guarantees.

4.	Variable Interest Entities

The Company evaluates its involvement with legal entities to determine whether any are VIEs and, if so, whether it is the primary beneficiary and should consolidate such entities. As of June 30, 2026 and December 31, 2025, the Company has identified Mezza JV LP (the parent entity of the Mezza subsidiary) as a VIE; however we are not the primary beneficiary and therefore account for this investment under the equity method of accounting. The aggregate carrying amount of the Company's investments in this unconsolidated VIE, which is included in "Investments in equity method investees" on the balance sheets, was approximately $1.4 million as of both June 30, 2026 and December 31, 2025. The Company’s maximum exposure to loss is approximately $50.8 million and $51.3 million as of June 30, 2026 and December 31, 2025, respectively. The Company's maximum exposure to loss exceeds its carrying amount primarily due to customary non-recourse carve-out guarantees, which expose the Company only to (i) actual lender losses resulting from specified bad acts and (ii) full recourse for the applicable loan's outstanding principal upon triggering events such as a borrower bankruptcy filing. The Company does not have any obligations to provide additional financial support to these VIEs beyond such arrangements. See Note 9, Commitments and Contingencies in our financial statements for further information.

5.	Distributions

Distributions are calculated based on members of record each day during the distribution period. During the six months ended June 30, 2026 and 2025, the Company’s total distributions declared to members, the Sponsor, and its affiliates were approximately $34,000 and $41,000, respectively. Of the distributions declared during the six months ended June 30, 2026 and 2025, approximately $16,000 and $20,000 were paid, respectively. Approximately $18,000 and $20,000 remained payable as of June 30, 2026 and December 31, 2025, respectively. For the six months ended June 30, 2026 and 2025, cash distributions exceeded net cash provided by operating activities. Accordingly, the distributions were funded from returns of investment received from equity method investees.

6.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. U.S. GAAP defines the fair value as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

The net carrying amount of cash and cash equivalents, real estate deposits, and notes payable to related parties reported in the balance sheets approximates fair values because of the short maturity of these instruments.

7.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s public Offering, and the acquisition, management and sale of the Company’s real estate investments.

The Company will reimburse the Manager for expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor (the “Shared Services Agreement”), including any increases in insurance attributable to the management or operation of the Company. For the six months ended June 30, 2026 and 2025, the Manager incurred approximately $4,000 and $4,000 of operational costs on our behalf, respectively. As of both June 30, 2026 and December 31, 2025, approximately $1,000 was due and payable.

The Company will pay the Manager a quarterly investment management fee of one-fourth of 0.85% of our NAV at the end of each prior quarter. Accordingly, during the six months ended June 30, 2026 and 2025 we incurred investment management fees of approximately $126,000 and $161,000 respectively, and as of June 30, 2026 and December 31, 2025, approximately $55,000 and $73,000, respectively, of investment management fees were payable to the Manager and are included in “Due to related party” on the balance sheets.

Rise Companies Corp., Member and Sponsor

Rise Companies Corp. is a member of the Company and held 500 common shares as of June 30, 2026 and December 31, 2025.

For the six months ended June 30, 2026 and 2025, the Sponsor incurred approximately $5,000 and $14,000, respectively, of operational costs on our behalf, in connection with the Shared Services Agreement. Approximately $1,000 and $1,000 of such costs were due and payable as of June 30, 2026 and December 31, 2025, respectively.

National Lending, LLC

Our Manager formed a self-sustaining lending entity, National Lending, which is financed by certain of the real estate investment trusts (“eREITs”) and other investment vehicles (the “Funds”) managed by our Sponsor, including the Company. The Sponsor does not hold an equity interest in National Lending, and is not compensated for its role as manager. Each eREIT or Fund contributes an amount to National Lending in exchange for ownership interests. The current effective operating agreement with National Lending requires each eREIT or Fund to maintain a capital contribution amount of 5% of its assets under management, which is measured on a semi-annual basis (January 15th and July 15th). As of both June 30, 2026 and December 31, 2025, the Company has contributed approximately $3.3 million for a 4.67% ownership in National Lending. See Note 3, Investments in Equity Method Investees for further information regarding the Company’s ownership interests in National Lending.

National Lending may provide short-term bridge financing through promissory notes to any of the eREITs or Funds who have contributed to it in order to maintain greater liquidity and better finance such eREIT’s or Fund’s individual real estate investment strategies. Any promissory note bears a market rate of interest. National Lending may also obtain a promissory note from any of these eREITs in order to secure short-term bridge financing.

The following is a summary of the promissory notes issued by National Lending to the Company during the six months ended June 30, 2026 and 2025 and remaining outstanding balances as of June 30, 2026 and December 31, 2025 (dollar amounts in thousands):

Note	Maximum Principal Amount	Interest Rate	Maturity Date	Balance as of June 30, 2026	Balance as of December 31, 2025
2025 - A(1)	$1,000	5.50%	02/28/2026	$–	$–
2025 - B(2)	$2,200	5.50%	05/29/2026	$–	$–
2025 - C(2)	$2,200	5.75%	08/28/2026	$–	$–
2025 - D(2)(3)	$5,700	5.00%	12/31/2026	$–	$5,400
2026 - E(3)	$2,000	5.00%	01/29/2027	$–	$–
2026 - F(3)	$11,000	5.00%	05/31/2027	$9,600	$–
Total				$9,600	$5,400

(1)	Note 2025 - A was executed on February 28, 2025 for a maximum principal balance of $1.0 million. During the year ended December 31, 2025, the Company’s total draw down on this promissory note was $1.0 million. On March 27, 2025, the Company repaid the 2025 - A Note, which included approximately $1.0 million of principal and approximately $4,000 in accrued interest.

(2)	During the year ended December 31, 2025, the Company entered into several new loan agreements with National Lending and drew principal totaling approximately $3.6 million. On December 31, 2025, the Company entered into one new unsecured promissory note with National Lending providing for a maximum principal balance of $5.7 million. Upon execution of this agreement, the Company fully extinguished all outstanding loans from National Lending as of December 31, 2025, which included approximately $3.6 million of principal and approximately $97,000 in accrued interest. The $3.6 million principal was settled through a non-cash debt extinguishment. On December 31, 2025 after the non-cash debt extinguishment, the Company had drawn an additional $1.8 million of principal balance. On January 30, 2026, the Company made a draw of $300,000 on the “2025 - D” National Lending promissory note.

(3)	On January 29, 2026, National Lending issued Note 2026 - E, and the Company made a draw of $1.3 million. On April 22, 2026, National Lending issued Note 2026 - F. Upon execution of this agreement, the Company fully extinguished all outstanding loans from National Lending, which included approximately $7.0 million of principal and approximately $102,000 in accrued interest. The $7.0 million principal was settled through a non-cash debt extinguishment. On April 30, 2026, the Company drew an additional $2.6 million on Note 2026 - F. As of June 30, 2026 after the non-cash debt extinguishment, the Company had drawn $9.6 million of principal balance.

For the six months ended June 30, 2026 and 2025, the Company incurred approximately $191,000 and $14,000, respectively, in interest expense on notes with National Lending. As of June 30, 2026 and December 31, 2025, we had approximately $89,000 and $1,000 outstanding accrued interest due to National Lending.

The following is a summary of the promissory notes receivable issued by the Company to National Lending during the six months ended June 30, 2026 and 2025 and note receivable balances as of June 30, 2026 and December 31, 2025 (dollar amounts in thousands):

Note	Maximum Principal Amount	Interest Rate	Maturity Date	Balance as of June 30, 2026	Balance as of December 31, 2025
2025 - A(1)	$6,600	5.75%	12/31/2025	$–	$–
2025 - B(2)	$4,300	5.25%	04/03/2026	$–	$–
Total				$–	$–

(1)	On January 8, 2025, the Company extended a promissory note receivable to National Lending with a maximum principal amount of $6.6 million. The secured note bore a 5.75% interest rate, with all interest accruing and due upon maturity. The promissory note was fully repaid on February 28, 2025, including approximately $35,000 of accrued interest.

(2)	On April 4, 2025, the Company extended a promissory note receivable to National Lending with a maximum principal amount of $4.3 million. The secured note bore a 5.25% interest rate, with all interest accruing and due upon maturity. During the six months ended June 30, 2025, National Lending had drawn $4.2 million of the principal amount, and the note was fully repaid on April 23, 2025, including approximately $12,000 of accrued interest.

Co-Investment Arrangements

The Company may gain exposure to real estate investments through co-investment arrangements (“Co-Investments”) with other eREITs and Funds affiliated with our Manager. Through a Co-Investment, the Company acquires partial interests rather than full ownership of an investment. The Company’s ownership percentage in the Co-Investment will generally be pro rata to the amount of money the Company applies to the origination or commitment amount for the underlying acquisition. The ownership percentages of the investments in MF JV 1 for the Company and the Fundrise Real Estate Interval Fund, LLC are 10% and 90%, respectively.

For the six months ended June 30, 2026 and 2025, no reimbursable operating costs were incurred by the Company on behalf of MF JV 1, our Co-Investment. No reimbursable operating costs were receivable as of June 30, 2026 and December 31, 2025.

8.	Economic Dependency

Under various agreements, the Company has engaged or will engage our Manager and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. The Manager in turn has entered into the Shared Services Agreement to assist the Manager in providing such services. As a result of these relationships, the Company is dependent upon our Manager and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

9.	Commitments and Contingencies

Guarantee of Debt – Equity Method Investees

The Company is a guarantor of various debt arrangements entered into by MF JV 1, Mezza JV, and certain of their wholly owned subsidiaries (collectively, the “Borrowers”) as of June 30, 2026 and December 31, 2025. As of June 30, 2026 and December 31, 2025, the aggregate outstanding principal balance of such debt arrangements was approximately $305.6 million and $303.2 million, respectively.

The debt arrangements bear interest at variable and fixed rates and have stated maturity dates ranging from March 9, 2027 through December 30, 2031. The debt arrangement maturing on March 9, 2027 does not include an extension option. The applicable Borrower intends to refinance the outstanding balance prior to its scheduled maturity. The Company and its affiliates have a demonstrated history of obtaining external financing secured by real estate assets and, based on this history and the Borrower’s anticipated refinancing process, management believes that the Borrower will be able to obtain financing sufficient to refinance the outstanding balance prior to maturity. However, there can be no assurance that such financing will be obtained on terms favorable to the Borrower.

The debt arrangements also contain various financial and non-financial covenant requirements applicable to the Company. Failure to satisfy these covenants constitutes an event of default under the applicable loan agreements and may entitle the lenders to exercise certain remedies thereunder. As of June 30, 2026, the Company was not in compliance with the net worth covenant applicable to a debt arrangement with an outstanding indebtedness of approximately $158.0 million. The Company is in communication with the lender regarding a potential waiver of this covenant violation. As of September 25, 2026, no waiver has been executed, and the lender has not issued a notice of default or exercised its rights to remedies thereunder.

The Company evaluated its guarantees in accordance with ASC 460, Guarantees, and ASC 450, Contingencies. Based on the Borrowers’ continued performance of required debt service obligations, the Company’s ongoing communications with the applicable lenders, and management’s assessment of the likelihood that the lender will exercise its acceleration rights and/or other remedies, management does not believe it is probable that the Company will be required to perform under its guarantees within the twelve months following the issuance of these financial statements. Accordingly, no loss contingency liability has been recorded as of June 30, 2026 and December 31, 2025.

Legal Proceedings

As of the date of the financial statements, we are not currently named as a defendant in any active or pending material litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any pending or threatened litigation that it currently expects to have a material adverse effect on the Company.

10.	Segment Reporting

The Company has one operating and reportable segment consisting of investments in real estate. The management committee of Fundrise Advisors, LLC, our Manager, acts as the Company’s Chief Operating Decision Maker (“CODM”), assessing performance and making decisions about resource allocation. The CODM determined that the Company operates a single operating and reportable segment based on the fact that the CODM monitors the operating results of the Company as a whole and that the Company’s long-term strategic asset allocation is pre-determined in accordance with the terms of its offering circular, based on a defined investment strategy. The CODM assesses segment performance using net income (loss), which is reported in the Company’s Statements of Operations. The financial information, including information about the Company’s significant revenues and expenses, that is provided to and reviewed by the CODM is consistent with that presented within the Company’s financial statements. Total expenses and total other expenses, as disclosed in the financial statements, represent the CODM’s measure of significant expenses. The CODM uses this financial information to evaluate the Company’s overall performance and investment returns, supporting decisions on acquisitions, dispositions, and distributions. The measure of segment assets is reported in the Company’s Balance Sheets. All of the Company’s real estate investments are located within the United States and all revenues are derived from U.S.-based operations.

11.	Subsequent Events

In connection with the preparation of the accompanying financial statements, we have evaluated events and transactions occurring through September 25, 2026 for potential recognition or disclosure.

Status of our Offering

As of September 25, 2026, the Company has issued approximately 5,546,000 common shares for gross offering proceeds of approximately $60.0 million, which included any private placements to third parties.

National Lending

On July 31, 2026, National Lending issued a new promissory note to the Company for a total maximum principal amount of $1.0 million. The note bears a 5.0% interest rate per annum and matures on July 31, 2027. As of September 25, 2026, approximately $500,000 in principal was outstanding.

On July 31, 2026, the Company made a draw of $1.4 million on the “2026 - F” National Lending promissory note.

Item 4. Exhibits

INDEX OF EXHIBITS

Exhibit
No.	Description
2.1*	Certificate of Formation (incorporated by reference to the copy thereof filed as Exhibit 2.1 to the Company’s Offering Circular on Form 1-A filed on February 26, 2020)
2.2*	Form of Amended and Restated Operating Agreement (incorporated by reference to the copy thereof filed as Exhibit 2.2 to the Company’s Offering Circular on Form 1-A/A filed on December 2, 2020)
4.1*	Form of Subscription Agreement (incorporated by reference to the copy thereof filed as Appendix A to the Company’s Offering Circular on Form 1-A filed on December 5, 2025)
6.1*	Form of License Agreement between Fundrise Balanced eREIT II, LLC and Fundrise LLC (incorporated by reference to the copy thereof filed as Exhibit 6.1 to the Company’s Offering Circular on Form 1-A filed on February 26, 2020)
6.2*	Form of Fee Waiver Support Agreement between Fundrise Balanced eREIT II, LLC and Fundrise Advisors, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.2 to the Company’s Offering Circular on Form 1-A/A filed on October 9, 2020)
6.3*	Form of Shared Services Agreement between Fundrise Advisors, LLC and Rise Companies Corp. (incorporated by reference to the copy thereof filed as Exhibit 6.3 to the Company’s Offering Circular on Form 1-A filed on February 26, 2020)
6.4*	Amended and Restated Limited Liability Company Operating Agreement of Fundrise MF JV 1, LLC (Incorporated by reference to the copy thereof filed as Exhibit 6.4 to the Company’s Form 1-K filed on April 11, 2023)

* Previously filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, D.C. on September 25, 2026.

Fundrise Balanced eREIT II, LLC

By:	Fundrise Advisors, LLC, a Delaware limited liability company, its Manager

	By:	/s/ Benjamin S. Miller
		Name:	Benjamin S. Miller
		Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	September 25, 2026
Benjamin S. Miller	Fundrise Advisors, LLC (Principal Executive Officer)

/s/ Alison A. Staloch	Chief Financial Officer of	September 25, 2026
Alison A. Staloch	Fundrise Advisors, LLC (Principal Financial Officer and Principal Accounting Officer)